FORM 6-K

                 SECURITIES EXCHANGE COMMISSION
                     Washington, D.C. 20549

                    REPORT OF FOREIGN ISSUER
              Pursuant to Rule 13a-16 or 15d-16 of
              the Securities Exchange Act of 1934

                 COMMISSION FILE NUMBER 0-15577
                 FOR THE MONTH OF March 1997

           CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
        (Translation of registrant's name into English)

                   1801 Broadway, Suite 1620
                     Denver, Colorado 80202
            (Address of Principal Executive Office)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No   X

      If "Yes" is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): 82-      .

Enclosed  is:  1)  Press  Release 97-009  -  Consolidated  Nevada
Goldfields Corporation Appoints New President and Chief Executive
Officer

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                    (Registrant)



Date:   March 26, 1997         James R. Maronick, Vice  President
Finance